Exhibit 1

For immediate release: 10 October 2018

BRITISH AMERICAN TOBACCO ANNOUNCES CHIEF MARKETING OFFICER SUCCESSION

Andrew Gray, Chief Marketing Officer, will step down from the Management Board at the end of December 2018 and will leave the Group on 31 March 2019.

Andrew has had a highly successful career at British American Tobacco (BAT), spanning over 32 years. Having started as a management trainee with our Brazilian subsidiary, Souza Cruz, he progressed to become Managing Director of BAT Malaysia and President of Souza Cruz before being appointed to the Management Board in 2008 as Regional Director Africa & Middle East. Following that, he served as Regional Director, Eastern Europe, Middle East and Africa before assuming his current role as Chief Marketing Officer.

Andrew will be replaced as Chief Marketing Officer by Kingsley Wheaton, currently Regional Director, Americas and Sub Saharan Africa (AMSSA). Kingsley will commence his new role on 1 January 2019.

Kingsley has been with the company for 22 years and has been a member of the Management Board for nearly seven. Having held several senior roles in marketing and general management, Kingsley joined the Management Board as Director, Corporate and Regulatory Affairs in 2012. In 2015 he was appointed as Managing Director, Next Generation Products before taking on his current role as Regional Director, AMSSA in November 2017.

An announcement regarding Kingsley’s successor as Regional Director, AMSSA will be made in due course.

Commenting on these changes, Chief Executive Officer, Nicandro Durante, said:

“I would like to thank Andrew for his outstanding leadership and service to BAT over his highly successful 32 year career. We will miss his calm demeanour, his strategic thinking and his considerable experience of our business. The evolution of our marketing strategy under his leadership will benefit the group for many years to come. On behalf of the entire organisation I would like to wish him all the very best for the future.

I am also extremely pleased that Andrew will be succeeded by such a dynamic and experienced leader. Kingsley brings an enormous amount of marketing knowledge and passion to this role. At this transformative time for our company, his experience of running and growing our potentially reduced-risk products business will be particularly important for the future growth of the business under Jack Bowles, my successor as CEO.”

CEO Designate, Jack Bowles, said:

“Having worked with Kingsley for a long time there is no doubt that he is an excellent fit for this role. His breadth of experience right across our business, combined with his proven leadership, positions him extremely well to continue driving our transforming tobacco strategy.”

About British American Tobacco

British American Tobacco is one of the world’s leading, multi-category consumer goods companies, that provides tobacco and nicotine products to millions of consumers around the world.

It employs over 55,000 people, with market leadership in over 55 countries and factories in 42. Its Strategic Portfolio is made up of its global cigarette brands and an increasing range of potentially reduced-risk products, comprising vapour and tobacco heating products, as well as oral tobacco and nicotine products such as moist snuff and snus.

In 2017 the Group generated reported revenue of £20 billion and profit from operations of £6.5 billion. In July 2017, British American Tobacco p.l.c. acquired the remaining 57.8% of Reynolds American Inc. that BAT did not already own, creating a stronger, global tobacco and nicotine company.

Enquiries

Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
 +44 (0) 20 7845 1180 / 1519 / 1263